March 14, 2014

Amy Miller

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Iowa Public Agency Investment Trust (“IPAIT” or the “Fund”)

SEC Registration No. 811-07696

Dear Ms. Miller

This letter is in response to a telephone conversation on December 16, 2013 where you provided comments to the IPAIT post-effective amendment filed on October 29, 2013.  A summary of each SEC comment and IPAIT’s response is set out below.

1.

SEC Comment:  You noted that on the Company Filings page on EDGAR, IPAIT lists IPAIT Diversified Portfolio and IPAIT Direct Government Obligation Portfolio.  The IPAIT Direct Government Obligation Portfolio is inactive and you requested that it be deleted from the EDGAR site.

IPAIT Response:  The Company Filings page on EDGAR has been updated to make the Direct Government Obligation Portfolio inactive.

2.

SEC Comment:  Related to the comment above, you noted that in some instances, the Fund’s prospectus still refers to “Portfolio” in the plural and requested that, where applicable, the word portfolios be changed to portfolio.

IPAIT Response:  The prospectus will be updated to reflect a single portfolio in the Fund’s next post-effective amendment filing.

3.

SEC Comment:  The first item in the summary prospectus is titled “IPAIT Management.” You stated that it may be unclear to the reader what IPAIT is and requested that the Fund add language to define “IPAIT.”

IPAIT Response:  Additional definition language will be added in the Fund’s next post-effective amendment filing.

4.

SEC Comment:  In the next section titled “Purchase and Sale of Fund Shares,” you requested that the Fund provide further definition of the Diversified Portfolio.

Amy Miller

March 14, 2014

IPAIT Response:  Additional definition language will be added in the Fund’s next post-effective amendment filing.

5.

SEC Comment:  It was further noted that the section that provides information for redeeming IPAIT portfolio units may be unclear to the reader where it states “…on any day on which the New York Stock Exchange is open for trading, on which the Administrator computes the net asset value of the IPAIT, and which is not a federal holiday or a holiday officially observed by commercial banks in Iowa.”  It is possible that a reader may interpret that the Administrator may not actually compute the net asset value on any day that the New York Stock Exchange is open, but only when the Administrator computes the net asset value as long as it is not a federal or commercial bank holiday.

IPAIT Response:  The information for redeeming IPAIT units will be clarified in the next post-effective amendment to reflect that the Administrator computes the net asset value of IPAIT on any day that the New York Stock Exchange is open for trading which is not a federal holiday or a holiday officially observed by commercial banks in Iowa.

6.

SEC Comment:  The section titled “Tax Information” references that Counsel for IPAIT is of the opinion that IPAIT is not subject to Federal or Iowa income tax and that distributions received by Participants are not taxable to them.  You suggested that a copy of that opinion should be made a part of this filing.

IPAIT Response:  The Financial Statement also addresses Income Tax and states, “IPAIT is exempt from both state and federal income taxes pursuant to Section 115 of the Internal Revenue Code.”  IPAIT will change the “Tax Information” section to reflect the same statement in its post-effective amendment.

7.

SEC Comment:  Form N-1A instructions outline information about a fund’s Portfolio Manager that should be included in Item 5(b) and Item 10(a)(2).  You requested that we add the required information.

IPAIT Response:  The Form N-1A instructions for Item 5(b) state that the requirement to provide information about the fund’s Portfolio Manager does not apply to a money market fund, so the Fund will not include that additional information.

8.

SEC Comment:  You noted that the document discusses that IPAIT has adopted a Rule 12b-1 Plan in the section titled “Distribution Arrangements,” however, does not include any disclosure related to Item 8, Financial Intermediary Compensation.  You requested that the Fund review the requirement under Item 8 to determine if additional disclosure should be added.

IPAIT Response:  Item 8 requires disclosure of compensation paid to broker dealers and other financial intermediaries.  While the Fund has adopted a Rule 12b-1 Plan (“Plan”), the Plan is not used to pay financial intermediaries for the sale of Fund units.  The Plan permits the Trust to pay the Sponsoring Associations for various administrative services and marketing assistance provided to the Trust and the participant.  None of the Sponsoring Associations are financial intermediaries.  Under the instructions to Form N-1A, the Fund may omit the statement related to payments made to financial intermediaries if none are made.

In addition to your comments, you also provided comments from a SOX review of IPAIT’s Diversified Portfolio Annual Financial Report for fiscal year ending June 30, 2013, which was conducted by Chad Eskildsen of the SEC.  His comments and IPAIT’s responses are set out below.

Amy Miller

March 14, 2014

1.

SEC Comment:  Pursuant to Regulation S-X 12-12.3, the total percentage to net assets for each category of investments listed on the Schedule of Investments should be included.

IPAIT Response:  The total net assets for each category of investment will be listed on the Schedule of Investments in the next Annual Financial Report.

2.

SEC Comment:  Pursuant to Regulation S-X 12-12.2, detail of the collateral for the repo listed in the report should be included.

IPAIT Response:  The next Annual Financial Report Schedule of Investments will include additional description of the securities collateralizing the repurchase agreement(s).  The description may aggregate the information provided for multiple securities of the same issuer.

3.

SEC Comment:  The Fees and Expenses section of the Notes to Financial Statements describes voluntary waivers of fees by various service providers and sponsoring public agency associations.  You requested that IPAIT confirm that the fee waivers are not subject to any future recoupment by the parties.

IPAIT Response:  IPAIT confirms that the fee waivers are not subject to any future recoupment by the parties.

I believe the information provided is responsive to your comments and appreciate your assistance in this regard.

Sincerely,

/s/ Gwen Gosselink

Gwen Gosselink

Chief Compliance Officer